APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DET Enterprises, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
BOP	25,509.23
Distribution	7,143.05
Food	2,991.44
Glassware	3,525.17
Groupon Sales	2,417.02
Interest Income	17.04
Memberships	1,890.00
Merchandise	1,754.00
Misc	2,652.44
Square Discounts Given	-5,414.76
Taproom (6-pack)	10.99
Tasting Room	126,762.33
Uncategorized Sales	3,446.85
Total Income	**172,704.80**
Cost of Goods Sold	
Cost of Goods Sold	
BOP Bottles	4,899.22
Carbonation etc	2,903.41
Food/Candy etc	2,005.00
Ingredients (grains etc)	61,236.71
Merchandise Cost	4,596.58
Total Cost of Goods Sold	**75,640.92**
Federal TTB Excise Taxes	479.65
VA Sales Tax	8,381.40
Total COGS	**84,501.97**
Gross Profit	**88,202.83**
Expense	
Business Operating Expenses	
401K Management (Employer Fees)	562.50
Brewery and BOP Equip OpEx	
CIP and Brewery Cleaning	2,111.65
Brewery and BOP Equip OpEx - Other	7,830.22
Total Brewery and BOP Equip OpEx	**9,941.87**
Charitable Contributions	1,043.30
Cleaning and Maintenance	5,920.10
Employee Expense Reimbursement	0.00
Insurance	
Health Ins (Employer Portion)	75.73
Workers Comp	932.18
Insurance - Other	4,263.13
Total Insurance	**5,271.04**
Marketing	
Branding and Media	8,095.44
Events and Festivals	1,000.00
In-House Events	
Catered Food (Events)	1,326.95
In-House Events - Other	1,950.00
Total In-House Events	**3,276.95**
Label Marketing Licensing Pmt	100.00
Marketing - Other	1,241.60
Total Marketing	**13,713.99**
Misc Business Expense	0.00

DET Enterprises, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Monthly Business Services	
Online Subscription	228.90
Security	199.92
Trash Service	2,604.19
Utilities	16,081.24
Monthly Business Services - Other	198.96
Total Monthly Business Services	19,313.21
Moving, Shipping, Storage	61.07
Operating Licenses (ABC etc)	4,969.77
Other	0.00
Payroll Processing Fees	1,890.92
Property Expenses	
Loudoun County Property Taxes	1,947.46
Rent	120,107.43
Total Property Expenses	122,054.89
Repair	1,359.53
Staff-related Expenses	35.00
Travel	45.28
Business Operating Expenses - Other	29.95
Total Business Operating Expenses	186,212.42
Corporate Expenses	
Corporate Membership Fees	250.00
Legal Expenses	3,417.20
Professional Services	800.00
Valuation Services	750.00
Corporate Expenses - Other	550.00
Total Corporate Expenses	5,767.20
Credit Card Interest	646.18
Loan Interest	9,188.20
office Expense	14,203.98
Payroll Expenses	
Employer Portion	10,733.88
Gross Wages	109,571.51
Total Payroll Expenses	120,305.39
Square Fees	5,499.96
Total Expense	341,823.33
Net Ordinary Income	-253,620.50
Other Income/Expense	
Other Expense	
Amortization Expense	31,766.00
Depreciation Expense	426,772.00
Sales Tax Adjustments	0.00
Total Other Expense	458,538.00
Net Other Income	-458,538.00
Net Income	**-712,158.50**

DET Enterprises, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Cash Drawer	2,651.92
NWFCU Banking	
Checking at Northwest Federal	110,037.56
Savings at Northwest Federal	1,469.04
NWFCU Banking - Other	-3,992.19
Total NWFCU Banking	107,514.41
Square Deposit	268.19
Total Checking/Savings	110,434.52
Accounts Receivable	
Accounts Receivable	45.10
Total Accounts Receivable	45.10
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,449.63
Total Inventory Asset	11,056.61
Undeposited Funds	227.00
Total Other Current Assets	11,283.61
Total Current Assets	121,763.23
Fixed Assets	
Fixed Assets	
Accum Depreciation	-426,772.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	169,067.79
Total Brewery & BOP Equipment	169,067.79
Light Equipment and Fixtures	
Initial Cost (Light Equipment)	36,860.65
Total Light Equipment and Fixtures	36,860.65
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Total Fixed Assets	-214,282.66
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	-0.73

DET Enterprises, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Other Assets	
Accum Amortization	-31,766.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	136,096.23
TOTAL ASSETS	**257,858.73**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	79,573.38
Total Credit Cards	79,573.38
Other Current Liabilities	
Sales Tax Payable	5,675.62
Short Term Loan / LOC	20,499.99
Square Gift Cards	6,138.65
Square Tax Offset	-0.19
Total Other Current Liabilities	32,314.07
Total Current Liabilities	111,887.45
Long Term Liabilities	
Loans Payable	
Loan from Chitra Sivanandam	87,614.97
Loan from Eswari Sivanandam	60,000.00
Total Loans Payable	147,614.97
Total Long Term Liabilities	147,614.97
Total Liabilities	259,502.42
Equity	
Capital Stock	570,000.00
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Chitra Equity Contributions	441,274.81
Total Chitra Equity	441,274.81
Douglas Equity	
Douglas Equity Contributions	20,000.00
Total Douglas Equity	20,000.00
Eswari Equity	
Eswari Equity Contribution	250,000.00
Total Eswari Equity	250,000.00
Total Partners Equity Account	711,274.81
Retained Earnings	-760.00
Net Income	-712,158.50
Total Equity	-1,643.69
TOTAL LIABILITIES & EQUITY	**257,858.73**

DET Enterprises, Inc
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-712,158.50
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-45.10
Inventory Asset:Jockey Boxes	-606.98
Inventory Asset:Kegs	-10,449.63
Prepayments (Inventory /Assets)	23,297.53
Credit Card Expenses	79,573.38
Sales Tax Payable	5,675.62
Short Term Loan / LOC	20,499.99
Square Gift Cards	6,138.65
Square Tax Offset	-0.19
Net cash provided by Operating Activities	-588,075.23
INVESTING ACTIVITIES	
Fixed Assets:Accum Depreciation	426,772.00
Fixed Assets:Brewery & BOP Equipment:Initial Cost (Brewery & BOP)	19,032.59
Fixed Assets:Light Equipment and Fixtures:Initial Cost (Light Equipment)	-5,803.00
Fixed Assets:Office Equipment & Electronics:Initial Cost (Office Equipment)	879.16
Fixed Assets:Other Major Equipment:Initial Cost (Other Equipment)	18,768.03
Improvement	-176.61
Improvement:Initial Costs	-48,826.39
Accum Amortization	31,766.00
Security Deposit	-9,030.00
Start Up Costs	-79,501.23
Net cash provided by Investing Activities	353,880.55
FINANCING ACTIVITIES	
Loans Payable:Loan from Chitra Sivanandam	-11,365.80
Loans Payable:Loan from Eswari Sivanandam	60,000.00
Partners Equity Account:Chitra Equity:Chitra Equity Contributions	141,274.81
Net cash provided by Financing Activities	189,909.01
Net cash increase for period	-44,285.67
Cash at beginning of period	154,947.19
Cash at end of period	**110,661.52**

DET Enterprises, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Bar	38,387.58
BOP	50,421.51
Brew Kits	37.99
Distribution	726.99
Distribution (Cases)	1,684.93
Distribution (Kegs)	2,729.28
Drinks (Coke Cooler)	6,437.88
Drinks Old Cooler Items	70.17
Food	2,637.57
Glassware	5,691.41
Groupon Sales	10,163.96
Memberships	3,433.08
Merchandise	1,486.13
Misc	2,517.20
Square Discounts Given	-10,432.34
Square Refunds	-99.23
Taproom (6-pack)	7,694.83
Tasting Room	151,695.19
Uncategorized Sales	2,945.02
Total Income	**278,229.15**
Cost of Goods Sold	
Cost of Goods Sold	
BOP Bottles	6,291.74
Carbonation etc	3,132.53
Food/Candy etc	
Drinks Cost (Coke Cooler)	6,041.75
Food/Candy etc - Other	799.93
Total Food/Candy etc	**6,841.68**
Ingredients (grains etc)	46,046.72
Merchandise Cost	5,218.20
Total Cost of Goods Sold	**67,530.87**
Federal TTB Excise Taxes	742.59
VA Sales Tax	15,513.21
Virginia ABC Alcohol Tax	1,740.37
Total COGS	**85,527.04**
Gross Profit	**192,702.11**
Expense	
Bank Fees	9,301.38
Business Operating Expenses	
401K Management (Employer Fees)	750.00
Brewery and BOP Equip OpEx	
CIP and Brewery Cleaning	7,406.73
Keg Lease	3,666.90
Brewery and BOP Equip OpEx - Other	22,614.03
Total Brewery and BOP Equip OpEx	**33,687.66**
Charitable Contributions	1,053.66
Cleaning and Maintenance	405.00
Credit Card Interest	4,721.22
Employee Expense Reimbursement	142.06
Insurance	
Health Ins (Employer Portion)	1,192.69
Workers Comp	1,055.72
Insurance - Other	4,257.75
Total Insurance	**6,506.16**

DET Enterprises, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Marketing	
Branding and Media	1,467.31
Label Marketing Licensing Pmt	100.00
Marketing - Other	900.00
Total Marketing	2,467.31
Misc Business Expense	1,208.59
Monthly Business Services	
Online Subscription	321.95
Security	274.89
Trash Service	2,921.82
Utilities	18,416.56
Monthly Business Services - Other	2,051.99
Total Monthly Business Services	23,987.21
Moving, Shipping, Storage	25.00
Operating Licenses (ABC etc)	2,895.00
Other	1,760.52
Payroll Processing Fees	2,277.99
Property Expenses	
Loudoun County Property Taxes	1,784.20
Rent	137,874.39
Total Property Expenses	139,658.59
Repair	544.67
Tasting Room OpEx	6,233.96
Business Operating Expenses - Other	25.00
Total Business Operating Expenses	228,349.60
Corporate Expenses	
Corporate Membership Fees	250.00
Legal Expenses	4,069.40
Other	3,200.00
Corporate Expenses - Other	550.00
Total Corporate Expenses	8,069.40
Loan Interest	69,603.61
Payroll Expenses	
Employer Portion	13,275.77
Gross Wages	123,406.45
Tips Paid	22,555.24
Total Payroll Expenses	159,237.46
Square Fees	7,730.73
Total Expense	482,292.18
Net Ordinary Income	-289,590.07
Other Income/Expense	
Other Expense	
Amortization Expense	31,766.00
Depreciation Expense	98,302.00
Total Other Expense	130,068.00
Net Other Income	-130,068.00
Net Income	**-419,658.07**

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Cash Drawer	1,219.63
NWFCU Banking	
Checking at Northwest Federal	43,431.86
Savings at Northwest Federal	1,469.76
NWFCU Banking - Other	-3,992.97
Total NWFCU Banking	40,908.65
Square Deposit	5,301.36
Total Checking/Savings	47,429.64
Accounts Receivable	
Accounts Receivable	-44.75
Total Accounts Receivable	-44.75
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,449.63
Total Inventory Asset	11,056.61
Undeposited Funds	1,193.61
Total Other Current Assets	12,250.22
Total Current Assets	59,635.11
Fixed Assets	
Fixed Assets	
Accum Depreciation	-525,074.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	236,717.04
Total Brewery & BOP Equipment	236,717.04
Light Equipment and Fixtures	
Initial Cost (Light Equipment)	36,860.65
Total Light Equipment and Fixtures	36,860.65
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Refrigeration Equipment	
Initial Cost (Refrigeration Equ	30,652.08
Total Refrigeration Equipment	30,652.08
Total Fixed Assets	-214,283.33
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	-1.40

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Other Assets	
Accum Amortization	-63,532.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	104,330.23
TOTAL ASSETS	**163,963.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	83,565.76
Total Credit Cards	83,565.76
Other Current Liabilities	
Payroll Liabilities	
Health Insurance (Employee)	-24.62
Total Payroll Liabilities	-24.62
Sales Tax Payable	18,696.75
Short Term Loan / LOC	26,249.98
Square Gift Cards	10,576.59
Square Tax Offset	-0.37
Square Tips	23,640.44
Total Other Current Liabilities	79,138.77
Total Current Liabilities	162,704.53
Long Term Liabilities	
Loans Payable	
Captial Asset Purchase Loan	142,188.29
Loan from Chitra Sivanandam	200,372.88
Total Loans Payable	342,561.17
Total Long Term Liabilities	342,561.17
Total Liabilities	505,265.70
Equity	
Accum. other comp. income	
Unrealized Loss (share value)	-344,998.20
Total Accum. other comp. income	-344,998.20
Capital Stock	914,998.20
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Chitra Equity Contributions	441,274.81
Total Chitra Equity	441,274.81
Douglas Equity	
Douglas Equity Contributions	40,000.00
Total Douglas Equity	40,000.00

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Eswari Equity	
Eswari Equity Contribution	310,000.00
Total Eswari Equity	310,000.00
Total Partners Equity Account	791,274.81
Retained Earnings	-712,918.50
Net Income	-419,658.07
Total Equity	-341,301.76
TOTAL LIABILITIES & EQUITY	**163,963.94**

DET Enterprises, Inc
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-419,658.07
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	89.85
Credit Card Expenses	3,992.38
Payroll Liabilities:Health Insurance (Employee)	-24.62
Sales Tax Payable	13,021.13
Short Term Loan / LOC	5,749.99
Square Gift Cards	4,437.94
Square Tax Offset	-0.18
Square Tips	23,640.44
Net cash provided by Operating Activities	-368,751.14
INVESTING ACTIVITIES	
Fixed Assets:Accum Depreciation	98,302.00
Fixed Assets:Brewery & BOP Equipment:Initial Cost (Brewery & BOP)	-67,649.25
Fixed Assets:Refrigeration Equipment:Initial Cost (Refrigeration Equ	-30,652.08
Accum Amortization	31,766.00
Net cash provided by Investing Activities	31,766.67
FINANCING ACTIVITIES	
Loans Payable:Captial Asset Purchase Loan	142,188.29
Loans Payable:Loan from Chitra Sivanandam	112,757.91
Loans Payable:Loan from Eswari Sivanandam	-60,000.00
Accum. other comp. income:Unrealized Loss (share value)	-344,998.20
Capital Stock	344,998.20
Partners Equity Account:Douglas Equity:Douglas Equity Contributions	20,000.00
Partners Equity Account:Eswari Equity:Eswari Equity Contribution	60,000.00
Net cash provided by Financing Activities	274,946.20
Net cash increase for period	-62,038.27
Cash at beginning of period	110,661.52
Cash at end of period	**48,623.25**

DET Enterprises, Inc
Balance Sheet
As of September 30, 2020

	Sep 30, 20
ASSETS	
Current Assets	
Checking/Savings	
Cash Drawer	3,384.95
MainStreet Bank Checking	30,890.43
NWFCU Banking	
Checking at Northwest Federal	15,902.02
Savings at Northwest Federal	8,072.51
NWFCU Banking - Other	-3,994.04
Total NWFCU Banking	19,980.49
Square Deposit	5,276.36
Total Checking/Savings	59,532.23
Accounts Receivable	
Accounts Receivable	1,945.75
Total Accounts Receivable	1,945.75
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,449.63
Total Inventory Asset	11,056.61
Undeposited Funds	1,455.95
Total Other Current Assets	12,512.56
Total Current Assets	73,990.54
Fixed Assets	
Fixed Assets	
Accum Depreciation	-525,074.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	236,717.04
Total Brewery & BOP Equipment	236,717.04
Light Equipment and Fixtures	
Accumulated Depreciation	7,040.00
Initial Cost (Light Equipment)	36,860.65
Light Equipment and Fixtures - Other	-11,000.00
Total Light Equipment and Fixtures	32,900.65
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Refrigeration Equipment	
Initial Cost (Refrigeration Equ	30,652.08
Total Refrigeration Equipment	30,652.08
Total Fixed Assets	-218,243.33
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	-3,961.40

DET Enterprises, Inc
Balance Sheet
As of September 30, 2020

	Sep 30, 20
Other Assets	
Accum Amortization	-63,532.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	104,330.23
TOTAL ASSETS	**174,359.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	
Credit Card at Capital One	4,506.63
Credit Card Expenses - Other	52,016.26
Total Credit Card Expenses	56,522.89
Total Credit Cards	56,522.89
Other Current Liabilities	
Payroll Liabilities	
VA Unemployment Payable	763.96
Total Payroll Liabilities	763.96
Sales Tax Payable	11,389.43
SBA PPP Loan	32,200.00
Short Term Loan / LOC	34,955.25
Square Gift Cards	9,526.32
Square Tax Offset	-0.37
Square Tips	24,555.80
Unpaid Rent	14,606.18
Total Other Current Liabilities	127,996.57
Total Current Liabilities	184,519.46
Long Term Liabilities	
Loans Payable	
Captial Asset Purchase Loan	125,942.68
Loan from Chitra Sivanandam	228,570.05
Square Capital LOC/Loan	23,835.71
Total Loans Payable	378,348.44
SBA EIDL Loan	96,300.00
Total Long Term Liabilities	474,648.44
Total Liabilities	659,167.90
Equity	
Accum. other comp. income	
Unrealized Loss (share value)	-344,998.20
Total Accum. other comp. income	-344,998.20
Capital Stock	914,998.20
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Chitra Equity Contributions	441,274.81
Total Chitra Equity	441,274.81

DET Enterprises, Inc
Balance Sheet
As of September 30, 2020

	Sep 30, 20
Douglas Equity	
Douglas Equity Contributions	40,000.00
Total Douglas Equity	40,000.00
Eswari Equity	
Eswari Equity Contribution	310,000.00
Total Eswari Equity	310,000.00
Total Partners Equity Account	791,274.81
Retained Earnings	-1,132,576.57
Net Income	-143,506.77
Total Equity	-484,808.53
TOTAL LIABILITIES & EQUITY	**174,359.37**

I, Chitra Sivanandam, certify that:

1. The financial statements of DET Enterprises Inc included in this Form are true and complete in all material respects; and
2. The tax return information of DET Enterprises Inc included in this Form reflects accurately the information reported on the tax return for DET Enterprises Inc for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _Chitra Sivanandam_

Name: Chitra Sivanandam

Title: CFO